SECURI[TIES AND EXCHANGE COMMISSION]

05035047

RECEIVED
JAN 3 1 2005
PROCESSING SECTION
WASH, D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **12/1/03** (MM/DD/YY) AND ENDING **11/30/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **John W. Loofbourrow Associates, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Maiden Lane 36th Fl.

(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Loofbourrow **(212) 558-6400 ext.100**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 0 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John W. Loofbourrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of John W Loofbourrow Associates, Inc, as of November 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

John W. Loofbourrow
Signature

President
Title

Jovaun Ellis
Notary Public

OFFICIAL SEAL
JOVAUN ELLIS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/03/08

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

John W. Loofbourrow Associates, Inc.

November 30, 2004
with Report of Independent Auditors

John W. Loofbourrow Associates, Inc.

Statement of Financial Condition

November 30, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholders
John W. Loofbourrow Associates, Inc.

We have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the "Company") as of November 30, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. at November 30, 2004 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 28, 2005

John W. Loofbourrow Associates, Inc.

Statement of Financial Condition

November 30, 2004

Assets	
Cash and cash equivalents	$ 15,828
Accounts receivable (net of $75,000 allowance for doubtful accounts)	100,000
Due from Loofbourrow, Inc.	4,768
Total assets	$ 120,596
Liabilities and stockholders' equity	
Liabilities:	
Accounts payable, taxes and accrued expenses	$ 21,585
Stockholders' equity:	
Common stock, no par value, 10,000 shares authorized, 4,319 shares issued and outstanding	–
Additional paid-in capital	411,462
Accumulated deficit	(312,451)
Total stockholders' equity	99,011
Total liabilities and stockholders' equity	$ 120,596

See accompanying notes.

John W. Loofbourrow Associates, Inc.

Notes to Financial Statements

November 30, 2004

1. Organization

John W. Loofbourrow Associates, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company generates fee income by arranging equity and debt financing for corporate borrowers in the United States. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold customer cash or securities in connection with such transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks and money market instruments that are readily convertible into cash.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recognition of Income

Financing and consulting fees earned by the Company for assisting clients in investment banking transactions are recognized when the related financing has been completed. Additionally, initial non-refundable fees are recorded at contract signing. The Company records an allowance for doubtful accounts when management deems the collectibility of its receivables to be in doubt. At November 30, 2004, the Company deemed $75,000 (which represents the entire receivable from one customer) to be in doubt.

2. Significant Accounting Policies (continued)

Taxes

Through November 30, 2000, the Company operated as an S Corporation for federal income tax purposes. Under federal, state and local income tax laws generally applicable to S Corporations, the tax effects of the Company's activities during that period accrued directly to its shareholders. Accordingly, no deferred tax benefit for federal, state or local taxes has been made for any net operating losses incurred prior to November 30, 2000. At November 30, 2000 the Company had an accumulated deficit of approximately $340,000.

Effective December 1, 2000, the Company was organized for federal tax purposes as a C corporation. The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109. The provision for federal, state and local taxes for the year is $7,974, of which $6,174 is for federal purposes. The difference between the effective rate and the U.S. Federal statutory rate is primarily attributed to the use of net operating loss carryforwards from prior years of approximately $52,000, state and local taxes, and graduated federal tax rates. The Company has no remaining net operating loss carryforwards. Taxes payable of $7,974 are included in "Accounts payable, taxes and accrued expenses" on the statement of financial condition.

3. Related Party Transactions

The Company has an arrangement whereby Loofbourrow, Inc., a related entity with similar stockholders as the Company, provides employee services, equipment and administrative support services to the Company. The Company was charged fees by Loofbourrow, Inc. for advice provided to the Company with respect to various customer related financing

Transactions and to reimburse Loofbourrow, Inc. for the employee services, equipment and administrative expenses provided to the Company. During the year ended November 30, 2004 the principal shareholder of the Company provided significant services to Loofbourrow, Inc.

4. Profit Sharing Plan

The Company and Loofbourrow, Inc. maintain a profit-sharing plan (the "Plan") that covers all eligible employees who have reached the age of 21 and have completed one year of service with the Company or its affiliates. Contributions to the Plan are at the discretion of the Board of Directors. There were no contributions to the Plan by the Company in 2004.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At November 30, 2004, the Company had net capital of $2,217 which was $2,783 deficient of its net capital requirement of $5,000. This deficit was corrected on December 7, 2004. The ratio of aggregate indebtedness to net capital at November 30, 2004 was approximately 9.74 to 1. The Company is exempt from the SEC's customer reserve requirements of Rule 15c3-3.

6. Shareholders' Equity

On September 23, 2004 the Board of Directors of the Company and Loofbourrow, Inc. approved the issue to John Loofbourrow options to purchase shares of stock in each company. Each ten year option has a strike price of $68.98 to purchase 1 share in each of the two held companies, i.e. $68.98 purchases one share in each company. One option is granted for each $100 principle value of loan provided to the companies by John Loofbourrow. At November 30, 2004, 2,330 options had been granted.

7. Contingencies

In 1997, the Company completed a securitization of factored receivables for Q Capital Corporation. The receivables were insured for default by a policy from AIG. In 1999, AIG asserted claims against Q Capital Corporation and the Company in the collective amount of $30,000,000, as well as related fees. AIG alleges that appropriate disclosures were not made by the parties involved.

The Company believes, after consultation with its attorneys, that the above lawsuit lacks merit and that the Company has numerous legal defenses (including indemnification agreements), which it will vigorously pursue. Accordingly, at the present time the Company has not provided for this contingency and believes the claim will not have a material adverse impact on its financial condition.